Exhibit 99.2

January 9, 2024

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Madames:

Re: Medicenna Therapeutics Corp. (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated January 9, 2024 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to PricewaterhouseCoopers LLP.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario